Exhibit 99.7

120 Collins Street
Melbourne 3000
Australia
T +61 (0) 3 9283 3333
F +61 (0) 3 9283 3707
Press release
Rio Tinto to exercise the Series A warrants in Ivanhoe Mines
30 June 2010
Rio Tinto confirmed today that it has given notice to Ivanhoe Mines Ltd (Ivanhoe) that it is exercising all of its Series A warrants which will increase Rio Tinto’s ownership of Ivanhoe shares by 7.3 per cent to 29.6 per cent and provide sufficient funds to Ivanhoe to continue the development of the Oyu Tolgoi copper and gold complex as currently scheduled. The Series A warrants entitle Rio Tinto to acquire 46,026,522 shares at a subscription price of US$8.54 per share, for total consideration of approximately US$393 million.
Andrew Harding, chief executive, Copper, Rio Tinto said “Exercising the warrants early ensures Ivanhoe has sufficient funds to meet the current Oyu Tolgoi development schedule. Our further investment in Ivanhoe Mines underlines our confidence in the quality of the world class Oyu Tolgoi deposit and its priority in our project portfolio.”
Rio Tinto and Ivanhoe are development partners for the Oyu Tolgoi project. Production is expected to commence in 2013, with a five year ramp up to full production. After the completion of the exercise of the Series A warrants, Rio Tinto will own 144.66 million shares of Ivanhoe. If Rio Tinto were to exercise all of its remaining share purchase warrants and convert its US$350 million loan into shares it would own approximately 267.8 million shares of Ivanhoe representing an interest in Ivanhoe of around 44 per cent.
Pursuant to certain existing contractual arrangements between Rio Tinto and Ivanhoe, Rio Tinto has the right at any time to exercise its remaining share purchase warrants and/or convert its convertible loan into shares of Ivanhoe. Rio Tinto also has, among other things, the right to acquire additional securities so as to maintain its proportional equity interest in Ivanhoe, and the right to acquire additional Ivanhoe securities in certain other circumstances and subject to certain limits.
Depending upon its assessment of Ivanhoe’s business, prospects and financial condition, the market for Ivanhoe’s securities, general economic and tax conditions, and other factors, Rio Tinto will consider availing itself of its rights to acquire additional securities of Ivanhoe.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
Cont.../
Registered in Australia Rio Tinto Limited 120 Collins Street Melbourne 3000 Australia ABN 96 004 458 404

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